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                                                                    EXHIBIT 99.1
                                                           [English Translation]
                                                            Corporate Disclosure
                                                                    May 28, 2004

                             Other Material Matters

[TOPIC]

Corrective order to dispose of Hanaro Telecom's stake in Hanaro Web(n)TV with respect to the breach of the foreign ownership limit issued by Korean Broadcasting Commission.


1.   ISSUING AUTHORITY:
Korean Broadcasting Commission ("KBC")


2.   ISSUING BASIS:
Hanaro Telecom, Inc. ("Hanaro" or the "Company"), the majority of the shares of which are owned by foreign investors, has 90.9% of the controlling stake in Hanaro Web(n)TV, which exceeds the 49% limit set forth by Article 14-3 of Broadcasting Act and Article 14 of Enforcement Decree of Broadcasting Act.


3.   CORRECTIVE ORDER:
Pursuant to Article 14-3 of Broadcasting Act, Hanaro cannot contribute equity investment in excess of 49% in Hanaro Web(n)TV, an integrated cable operator. Accordingly, Hanaro must reduce its current shareholding of 90.9% in Hanaro Web(n)TV below the limit within six (6) months and report the performance of the corrective order to KBC.


4.   DATE RECEIVED:
May 28, 2004


5.   MEASURES
Hanaro is currently reviewing various measures to address the violation of Broadcasting Act within the period set forth by KBC.


6.   OTHERS:
o Pursuant to Article 106-1-3 of Broadcasting Act, a failure to perform the corrective order may result in the imprisonment of no more than one year or in a fine not exceeding Won 30 million.

o Pursuant to Article 14-5 of Broadcasting Act, Hanaro has restricted voting rights in relation to its stake exceeding 49%.